**RELIANCE Infrastructure**
Anil Dhirubhai Ambani Group


10015587



**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 17, 2010

Mr Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

**Exemption No: 82-35008**

**SUPPL**

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

| Sr. No. | Particulars |
|---|---|
| 1. | Letters dated April 17, 2010 forwarding therewith the Secretarial Audit Report for the quarter ended March, 2010. |

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above

dlw 4/27

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 17, 2010

The Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Email:corp.relations@bseindia.com
Tel: 22728744/2375/3121
Fax : 2272 2037/39/41
BSE Scrip Code : 500390

Dear Sir,

**Sub: Secretarial Audit Report for the quarter ended March 31, 2010**

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended March 31, 2010, received from M/s. Haribhakti & Co., Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary


Encl: As above

Reliance Infrastructure
Anil Dhirubhai Ambani Group

**Reliance Infrastructure Limited**
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 17, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Email : cmlist@nse.co.in
Tel : 26598235/36
Fax : 66418124/25/26
NSE Symbol : RELINFRA

Dear Sir,

**Sub: Secretarial Audit Report for the quarter ended March 31, 2010**

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended March 31, 2010, received from M/s. Haribhakti & Co., Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above

/ HARIBHAKTI & CO.
Chartered Accountants

42 Free Press House, 215 Nariman Point, Mumbai - 400 021, India. B +91 22 66391101-4 I F +91 22 22856237
Room No. 417 & 418, 4th Floor, Model House, Dwarkapuri Colony, Panjagutta, Hyderabad - 500 082
T +91 40 30621888 I F +91 40 6620277
E hbhakti@vsnl.com I www.bdoharibhakti.com

The Board of Directors
Reliance Infrastructure Limited
Reliance Energy Centre
Santacruz (E)
Mumbai - 400 055

## SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s.Reliance Infrastructure Limited** ( hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents, M/s. Karvy Computershare Pvt. Limited, for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

| | | |
|---|---|---|
| 1 | For Quarter Ended | **March 31, 2010** |
| 2 | ISIN | INE036A01016 |
| 3 | Face Value | Rs. 10/- per Equity Share |
| 4 | Name of the Company | Reliance Infrastructure Limited |
| 5 | Registered Office Address | Reliance Energy Centre, Santacruz (E), Mumbai-400055 |
| 6 | Correspondence Address | Reliance Energy Centre, Santacruz (E), Mumbai-400055 |
| 7 | Telephone & Fax Nos. | Tel. No.: 022 - 3009 9311<br>Fax No.: 022 - 3009 9763 |
| 8 | Email address | Rinfra.investor@relianceada.com |
| 9 | Names of the Stock Exchanges where the company's securities are listed (as per annual report) | 1. Bombay Stock Exchange Limited<br>2. National Stock Exchange of India Limited, Mumbai |

| | | Number of Shares | % of Total Issued Cap. |
|---|---|---|---|
| 10 | Issued Capital | 247,272,327 | 100.00 |
| 11 | Listed Capital (Exchange - wise) *(as per company records)* | 225,270,262 | 91.10 |
| 12 | Held in dematerialised form in CDSL | 6,829,266 | 2.79 |
| 13 | Held in dematerialised form in NSDL | 211,982,776 | 86.57 |
| 14 | Physical | 26,058,220 | 10.64 |
| 15 | Total No. of Shares (12+13+14) | 244,870,262 | 100.00 |

**Certified True Copy**
**For Reliance Infrastructure Limited**



**Ramesh Shenoy**
**Company Secretary**

**HARIBHAKTI & CO.**
CHARTERED ACCOUNTANTS

16 Reasons for difference if any, between:

| | |
|---|---|
| a) (10&11): | Allotment of 97,954 shares was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed. Allotment of 1,96,00,000 shares on conversion of equivalent number of warrants on March 31, 2010 are pending for listing. |
| b) (10&15): | Allotment of 97,954 shares was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed. |
| c) (11&15): | Allotment of 1,96,00,000 shares on conversion of equivalent number of warrants on March 31, 2010 are pending for listing. |

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

| Particulars*** | No. of Shares. | Applied / Not Applied for listing | Listed on Stock Exchanges (Specify Names) | Whether intimated to CDSL | Whether intimated to NSDL | In-prin. appr. Pending for SE (Specify Names) |
|---|---|---|---|---|---|---|
| Allotment of Equity Shares on Conversion of Warrants | 1,96,00,000 | NO | NO | NO | NO | Awaiting for In-Principle Approval from BSE & NSE |

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

| | |
|---|---|
| 18 Register of Members is updated (Yes / No) | YES |
| if not, updated upto which date | NA |
| 19 Reference of previous quarter with regards to excess dematerialized shares, if any. | NA |
| 20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? | NA |

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

| Total No. of demat requests | No. of requests | No. of shares | Reasons for delay |
|---|---|---|---|
| Confirmed after 21 Days | 13 | 1 261 | Delay in receipt of Physical DRFs & Share Certificates from DP. |
| | 19 | 543 | Rejected since Physical DRFs & Share Certificates not received from DP within 30 days. |
| **Total** | **32** | **1 804** | |
| Pending for more than 21 days | 1 | 19 | Non-receipt of Physical DRFs & Share Certificates from DP |
| **Total** | **1** | **19** | |


Reliance Infrastructure Limited

| No. | Particulars | Details |
|---|---|---|
| 22 | Name, Telephone & Fax No. of the Compliance Officer of the Co. | Shri. Ramesh Shenoy<br>Tel. No.: 022 - 3009 9311<br>Fax. No.: 022 - 3009 9763 |
| 23 | Name, Address, Tel. & Fax No., Regn. No. of the Auditor | Haribhakti & Co.<br>Chartered Accountants<br>42, Free Press House,<br>215, Nariman Point,<br>Mumbai - 400 01<br>Tel.: 022 6639 1101<br>Fax.: 022 2285 6237 |
| 24 | Appointment of common agency for share registry work if yes (name & address) | Karvy Computershare Pvt. Ltd.<br>Plot No. 17-24, Vittal Rao Nagar<br>Madhapur<br>Hyderabad - 500 081 |

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

**For Haribhakti & Co.**
**Chartered Accountants**



**HUZEIFA UNWALA**
**Partner**
**M. No.: 105711**

Place: Hyderabad
Date : 13/4/2010


Reliance Infrastructure Limited